

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Qi Chen
Chief Executive Officer
MOGU Inc.
Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road
Xihu District, Hangzhou, 310012
People's Republic of China

> **Re: MOGU Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2022**
> **Filed July 15, 2022**
> **File No. 001-38748**

Dear Qi Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services